Exhibit 3.1

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.  Name of corporation:  Satellite Security Corporation

2.  The articles have been amended as follows (provide article numbers, if available):

Article 3 of the Articles of Incorporation is hereby amended to read as follows:

(a) The Corporation is authorized to issue a total of Two Hundred Sixty Million (260,000,000) shares of capital stock. Two Hundred Fifty Million (250,000,000) shares shall be designated “Common Stock” with a par value of $0.001 per share and Ten Million (10,000,000) shares shall be designated “Preferred Stock” with a par value of $0.001 per share.

(b) The Preferred Stock may be divided into such number or series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences and privileges granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

Upon filing of this Certificate of Amendment with the Secretary of State a 500 for 1 reverse split of the outstanding shares of common stock shall be effectuated, wherein the holders of the issued and outstanding shares of common stock shall receive one share of common stock of the corporation for each 500 shares of common stock of the corporation such holder holds with fractional shares resulting from such reverse split to be rounded up to the nearest whole share.

3.  The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:63.24% as of August 6, 2007.

4.  Effective date of filing (optional):  August 18, 2007

5.  Officer Signature (required):   /s/ Zirk Engelbrecht